Exhibit 99.2

HYDRO ONE INC.

RESOLUTION OF THE SOLE SHAREHOLDER (“RESOLUTION”) EXERCISING THE

RESTRICTED POWERS OF THE DIRECTORS UNDER A UNANIMOUS

SHAREHOLDER AGREEMENT REGARDING THE APPOINTMENT OF THE CHIEF

FINANCIAL OFFICER OF HYDRO ONE INC., such resolution being made as of the

23rd day of June, 2015 (the “Effective Date”).

WHEREAS Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Energy (the “Shareholder”) is the registered holder of all of the issued shares of Hydro One Inc. (the “Corporation”);

AND WHEREAS the Shareholder executed a unanimous shareholder agreement and a shareholder resolution dated December 17, 2014 regarding the obligation of the Corporation to co-operate fully with, facilitate the work of, and make the Corporation’s resources (including those of its subsidiaries) fully available to the Premier’s Advisory Council on Government Assets (the “Council”);

AND WHEREAS the Shareholder executed a further unanimous shareholder agreement (the “Shareholder Agreement”) dated as of April 16th, 2015 regarding the Initial Public Offering (“IPO”) for a portion of the Shareholder’s interest in the Corporation (the “Transaction”);

AND WHEREAS paragraph 5 (ii) of the Shareholder Agreement removed from the Directors of the Corporation (the “Directors”) all of their rights, powers and duties (the “Restricted Powers”) regarding:

1.	Whether to take any steps or perform any duties, functions or operations required for, or relevant to, the Transaction or in support of the Transaction, including whether to take any steps in preparing the Corporation for the Transaction, or that would reasonably be expected to affect the preparation of the Transaction, including changes to the senior management of the Corporation and its subsidiaries, or their compensation;

AND WHEREAS the Shareholder executed a resolution dated as of April 16th, 2015 (the “Resolution”) exercising the Restricted Powers under the “Shareholder Agreement”;

AND WHEREAS pursuant to paragraph 2 of the Resolution the Shareholder resolved that the Corporation shall take all necessary steps including the issuance of requisite unanimous shareholder declarations and resolutions, to proceed with the Transaction, and the preparation of the Corporation for the Transaction, including changes to the senior management of the Corporation and its subsidiaries, or their compensation, in the manner determined by the Shareholder and its advisors;

AND WHEREAS the Corporation has conducted a search to retain an individual with specific strategic, business, commercial skill and acumen, as well as recognized financial expertise, for the position of Chief Financial Officer of the Corporation to provide the requisite support to the Board of Directors and Chief Executive Officer of the Corporation going forward;

AND WHEREAS the Shareholder wishes to exercise its rights and powers under the Shareholder Agreement, and to determine in accordance with the Resolution, the manner in which the Corporation shall proceed with changes to the position of Chief Financial Officer and the compensation provided in relation to that position.

NOW THEREFORE BE IT RESOLVED AS A RESOLUTION OF THE SOLE SHAREHOLDER OF THE CORPORATION THAT:

1.	This Resolution and the restriction of the powers of the Directors herein contained shall not affect any action, step, resolution or by-law duly taken, made, passed or consented to by the Directors prior to the Effective Date.

2.	Michael Vels is hereby duly appointed to the position of Chief Financial Officer for the Corporation effective July 1, 2015.

3.	Despite the By-Laws or any previous unanimous shareholder agreement or any other policy or procedure provided for therein or as duly established by the Board of Directors or otherwise, the terms of employment, including total compensation and benefits, to be provided to Michael Vels in respect of the performance of his duties as, and during his term as, Chief Financial Officer of the Corporation shall be determined by the Chair of the Board of Directors.

4.	The Corporation shall ensure that this Resolution is carried out in accordance with all applicable laws including the Business Corporations Act (Ontario) (the “Act”).

5.	For greater certainty nothing in this Resolution affects the assumption by the Shareholder of all the rights, powers, duties and liabilities of the Directors to manage or supervise the management of the business and affairs of the Corporation in connection with the Restricted Powers and, pursuant to subsection 108(5) of the Act, the Directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

IN WITNESS WHEREOF the Shareholder has duly executed this Resolution as of the Effective Date.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY

By:	/s/ Bob Chiarelli
Bob Chiarelli Minister of Energy